Exhibit 99.1

ParaZero Successfully Customized Advanced Safety System for Manned Aircraft by Leading U.S. Advanced Air Mobility Company

ParaZero met all milestones as required by the Advanced Air Mobility company, achieving complete customer satisfaction

Tel Aviv, Israel, Aug. 27, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for defense and commercial drones and urban air mobility aircraft, announced today the successful completion of an advanced safety system project for a pioneering U.S. based Advanced Air Mobility (AAM) company in the aerial vehicle industry. This project focused on integrating an innovative safety solution into the customer’s manned aircraft, which is designed for personal, private, military, and logistical applications.

The paid project was set with several milestones by the customer, all of which ParaZero successfully achieved. ParaZero developed a complex system tailored to the customer’s requirements and conducted multiple tests and flights, all of which were successfully completed

The manned aircraft represents a significant leap in next-generation air mobility, offering a versatile platform that combines vertical takeoff and landing (VTOL) capabilities with the efficiency of horizontal flight. It is engineered to meet a wide range of operational needs, from recreational use to complex missions in challenging environments.

According to GII Global Information, by 2030 the market for electric VTOL (eVTOL) air taxi market is expected to reach $6.22 billion. According to the same source, the adoption of eVTOL air taxis is driven by the demand for cleaner and more environmentally friendly transportation options. These aircraft, powered by electric propulsion systems, have the potential to significantly reduce emissions compared to conventional fossil fuel-powered aircraft.

“As the AAM industry evolves, we believe that there is no doubt that one of the most crucial aspects, if not the most important, is the safety profile of the aircraft, especially when it comes to manned aircraft. We are proud to work with innovative companies in the industry that can benefit from the high level of safety provided by our advanced systems,” said Boaz Shetzer, CEO of ParaZero. “The successful completion of this project highlights ParaZero’s role as a key player in the AAM sector, ensuring that the latest advancements in aerial mobility are supported by the highest safety standards. As the industry continues to evolve, ParaZero remains at the forefront, delivering safety solutions that protect both pilots and passengers across a wide array of applications”.

ParaZero’s safety system includes proprietary recovery technology, real-time monitoring, and advanced deployment algorithms, ensuring maximum safety during all phases of flight. This system is crucial for maintaining the vehicle’s high safety standards, making it suitable for diverse applications, including military and logistics operations.

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its role as a key player in the AAM sector and how ParaZero remains at the forefront, delivering safety solutions that protect both pilots and passengers across a wide array of applications as the industry continues to evolve. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com